 parr_13g.htm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Amicus Therapeutics, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
03152W109
(CUSIP Number)
December 31, 2014
(Date of Event Which Requires Filing of this Statement)

☒ Rule 13d-1(b)

☒Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons.	Patrick Lee, MD
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	3,590
	(6)	Shared Voting Power	1,956,376
	(7)	Sole Dispositive Power	3,590
	(8)	Shared Dispositive Power	1,956,376
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		1,959,966
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		2.06%
(12)	Type of Reporting Person (See Instructions)		IN, HC

(1)	Names of Reporting Persons.	Anthony Joonkyoo Yun, MD
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	1,956,376
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	1,956,376
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		1,959,966
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		2.06%
(12)	Type of Reporting Person (See Instructions)		IN,HC

(1)	Names of Reporting Persons.	Palo Alto Investors, LLC
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	1,956,376
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	1,956,376
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		1,959,966
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		2.06%
(12)	Type of Reporting Person (See Instructions)		OO, IA

Item 1(a).  Name of Issuer:

Amicus Therapeutics, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

1 Cedar Brook Drive

Cranbury, NJ 08512

Item 2(a).  Names of Persons Filing:

Patrick Lee, MD

Anthony Joonkyoo Yun, MD

Palo Alto Investors, LLC (“PAI”)

The principal business address of each reporting person is 470 University Avenue, Palo Alto, CA  94301.

Item 2(c).  Citizenship:

Reference is made to Item 4 of pages 2–3 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

Common Stock

Item 2(e).  CUSIP Number:

03152W109

Item 3.      If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐     (a)    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐     (b)    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐     (c)    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐     (d)    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☒     (e)    An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐     (f)    An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☒     (g)    A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐     (h)    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐     (i)    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the     Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐     (j)    Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.      Ownership.

Reference is hereby made to Items 5-9 and 11 of pages 2 - 3 of this Schedule, which Items are incorporated by reference herein.

Item 5.      Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [X].

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

PAI is a registered investment adviser and is the general partner and investment adviser of other investment limited partnerships, and is the investment adviser to other investment funds. PAI’s clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client separately holds more than five percent of the outstanding Stock.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.      Identification and Classification of Members of the Group

Dr. Lee and Dr. Yun co-manage PAI. The Filers are filing this Schedule 13G jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Each Filer disclaims beneficial ownership of the Stock except to the extent of that Filer’s pecuniary interest therein.

Item 9.      Notice of Dissolution of Group

Not Applicable.

Item 10.      Certification

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015	Palo Alto Investors, LLC By: /s/ Kai Wu Kai Wu Chief Compliance Officer
/s/ Patrick Lee, MD Patrick Lee, MD /s/ Anthony Joonkyoo Yun, MD Anthony Joonkyoo Yun, MD

Exhibt A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G      Certification

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of any issuer until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Palo Alto Investors, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Signature

Dated: February 17, 2015	Palo Alto Investors, LLC By: /s/ Kai Wu Kai Wu Chief Compliance Officer
/s/ Patrick Lee, MD Patrick Lee, MD /s/ Anthony Joonkyoo Yun, MD Anthony Joonkyoo Yun, MD